UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: June 29, 2006

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CAMTEK TO BE INCLUDED IN THE TEL-TECH 15 INDEX

MIGDAL HA’EMEK, Israel, June 29, 2006 — Camtek Ltd. (Nasdaq: CAMT, TASE: CAMT) announced today that the Tel Aviv Stock Exchange (TASE) has announced that Camtek’s shares are to be included in the Tel-Tech 15 index, which follows the largest (by market value) 15 Tel-Aviv listed technology companies. The date from which Camtek will be included in this index will be July 2nd, 2006.

Camtek’s shares have been dual-listed on the Tel Aviv Stock Exchange (TASE) since December 21st, 2005 in addition to its NASDAQ listing. Its shares are currently included in the “Tel Aviv 100” and TA75 indexes.

“We are proud to be associated with the larger technology companies traded in Israel and are looking forward to our inclusion in this coveted Tel Aviv Stock Exchange index, the Tel-Tech 15,” commented Ronit Dulberg, Camtek’s CFO. “This inclusion will increase our visibility among many of the larger Israeli institutional fund managers, in particular those who track and specialize in this index.”

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com

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